SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             AMENDMENT NO. 5 TO
                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                               Handy & Harman
                         (Name of Subject Company)

                               Handy & Harman
                    (Name of Person(s) Filing Statement)

                 Common Stock, par value $1.00 per share
                       (Title of Class of Securities)

                                 410306104
                   (CUSIP Number of Class of Securities)

                            Paul E. Dixon, Esq.
                       Senior Vice President, General
                           Counsel and Secretary
                               Handy & Harman
                              250 Park Avenue
                          New York, New York 10177
                               (212) 661-2400
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                              With a Copy to:

                           Milton G. Strom, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000



               This Amendment supplements and amends as Amendment No. 5 the Solicitation/Recommendation Statement on
          Schedule 14D-9, originally filed on December 24, 1997 (as amended, the "Schedule 14D-9"), by Handy & Harman, a New York corporation ("Handy & Harman"), relating to the tender offer (the "WHX Offer") by HN Acquisition Corp., a New York corporation (the "Purchaser") and wholly owned subsidiary of WHX Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on
          Schedule 14D-1, dated December 16, 1997, as amended, to purchase any and all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Handy & Harman, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996 and October 22, 1996 (as so amended, the "Rights Agreement"), of Handy & Harman at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1997, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

          ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

               Item 8 of the Schedule 14D-9 is hereby amended to add the following:

               Handy & Harman has issued an announcement to the participants in the Handy & Harman Savings Plan (the
          "Savings Plan") relating to the procedures for tendering Shares held in the Savings Plan. A copy of the announcement is filed as Exhibit 31 hereto and is incorporated herein by reference.

          ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit
                  No.         Description

                 31           Announcement to Participants in the
                              Handy & Harman Savings Plan.



                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:    January 14, 1998            HANDY & HARMAN

                                             By:  /s/  Paul E. Dixon
                                                 _______________________
                                             Name:  Paul E. Dixon
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary


                               EXHIBIT INDEX

               Exhibit
                  No.         Description

               31             Announcement to Participants in the
                              Handy & Harman Savings Plan.